EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three and Six Months Ended June 30, 2017 and 2016
(Expressed in U.S. dollars)

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

	(Unaudited)		(Unaudited)
Net revenue:
Product revenue	$17,095	$17,465	$36,540	$34,804
Service revenue	2,343	2,127	4,636	4,407
	19,438	19,592	41,176	39,211
Cost of product revenue	13,304	12,793	27,389	25,391
Cost of service revenue	747	1,001	1,569	2,066
Gross profit	5,387	5,798	12,218	11,754
Operating expenses:
Sales and marketing	4,707	6,270	9,504	12,323
Research and development	1,896	2,266	3,667	4,708
General and administrative	4,914	5,289	9,903	10,600
	11,517	13,825	23,074	27,631
Loss from operations	(6,130)	(8,027)	(10,856)	(15,877)
Other income (expense):
Interest expense	(1,061)	(336)	(2,251)	(448)
Interest expense - related party	(638)	(925)	(1,298)	(1,853)
Other income (expense), net	508	(229)	(419)	730
Net loss before income taxes	(7,321)	(9,517)	(14,824)	(17,448)
Provision for taxes	192	98	498	236
Net loss	$(7,513)	$(9,615)	$(15,322)	$(17,684)
Net loss per share:
Basic and diluted	$(1.81)	$(4.86)	$(4.22)	$(9.29)
Shares used in computing net loss per share:
Basic and diluted	4,140	1,978	3,631	1,904
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

	(Unaudited)		(Unaudited)

Net loss	$(7,513)	$(9,615)	$(15,322)	$(17,684)
Other comprehensive loss:
Foreign currency translation adjustments	(114)	34	(123)	(166)
Total other comprehensive (loss) income	(114)	34	(123)	(166)
Comprehensive loss	$(7,627)	$(9,581)	$(15,445)	$(17,850)
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2017	December 31, 2016

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,272	$5,056
Accounts receivable, net of allowance for doubtful accounts of $1,648 for each period	11,161	11,591
Inventories	9,673	10,002
Investment	—	1,500
Other current assets	1,810	2,121
Total current assets	25,916	30,270
Property and equipment, net	2,898	3,058
Intangible assets, net	46,541	47,728
Goodwill	11,590	11,068
Other assets	813	432
Total assets	$87,758	$92,556
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,393	$10,561
Accrued liabilities	3,792	3,619
Accrued payroll and employee compensation	2,797	2,227
Deferred revenue	5,558	5,338
Debt — related party, net	25,664	2,294
Debt, net	18,133	17,300
Other current liabilities	976	1,515
Total current liabilities	65,313	42,854
Deferred revenue, long-term	1,381	1,051
Long-term debt — related party, net	—	24,401
Long-term deferred tax liabilities	3,160	3,100
Other long-term liabilities	3,417	704
Total liabilities	73,271	72,110
Commitments and contingencies (Note 12)
Shareholders’ equity:
Common stock, no par value, unlimited shares authorized; 4,366 and 2,663 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	166,740	157,254
Accumulated other comprehensive loss	(1,688)	(1,565)
Accumulated deficit	(150,565)	(135,243)
Total shareholders’ equity	14,487	20,446
Total liabilities and shareholders’ equity	$87,758	$92,556
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended
	June 30,
	2017	2016

	(Unaudited)
Operating activities:
Net loss	$(15,322)	$(17,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,057	3,154
Share-based compensation	3,666	4,703
Loss on revaluation of investment	1,145	—
Amortization of debt issuance costs	1,740	836
Gain on warrant liability	(235)	(348)
Provision for losses on accounts receivable	—	625
Deferred tax provision	—	64
Changes in operating assets and liabilities (net of effects of acquisition):
Accounts receivable	1,440	(1,516)
Inventories	675	(659)
Accounts payable and accrued liabilities	(1,318)	(1,217)
Accrued payroll and employee compensation	365	(333)
Deferred revenue	(121)	(558)
Other assets and liabilities, net	(2,135)	(863)
Net cash used in operating activities	(7,043)	(13,796)
Investing activities:
Acquisition, net of cash acquired	(1,051)	—
Purchase of fixed assets	(69)	(184)
Net cash used in investing activities	(1,120)	(184)
Financing activities:
Proceeds from issuance of common shares	7,862	60
Cost of issuance of common shares	(433)	—
Repayment of principal on related party debt	(1,154)	(5,000)
Proceeds from issuance of debt	—	18,195
Payments for credit facility, net	—	(7,391)
Proceeds from exercised warrants	—	3,703
Payment for restricted stock tax liability on net settlement	—	(6)
Net cash provided by financing activities	6,275	9,561
Effect of exchange rate changes on cash	104	82
Net decrease in cash and cash equivalents	(1,784)	(4,337)
Cash and cash equivalents, beginning of period	5,056	8,661
Cash and cash equivalents, end of period	$3,272	$4,324

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

Supplemental disclosure of cash flow information:
Cash paid for interest	$819	$255
Non-cash investing and financing activities:
Issuance of warrants in relation to issuance of common shares	$3,411	$—
Issuance of common shares in relation to settlement of related party liabilities	$(972)	$(871)
Issuance of common shares in relation to acquisition	$(346)	$—
Issuance of warrants in relation to settlement of liabilities	$(180)	$(350)
Costs accrued for issuance of common shares	$(285)	$—
Issuance of common shares in relation to settlement of liabilities	$(73)	$—
Reclassification of warrant liability instrument to equity	$—	$1,099
Issuance of warrants in relation to related party convertible note	$—	$485
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”
The Company delivers data management, and desktop and application virtualization solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company has a portfolio of brands including Glassware 2.0™, NEO®, RDX®, SnapCLOUD™, SnapServer®, SnapSync™ and V3®.
These consolidated statements include the financial statements of the Company, and its wholly-owned subsidiaries, which are listed in the Company’s Annual Report for the fiscal year ended December 31, 2016, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
The Company has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond October 31, 2017 if the Company is unable to amend or refinance its credit facilities with Opus Bank. As a result, the Company expects to need to refinance the short term portions of its existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. In addition, significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facility; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
The Company incurred losses from operations and negative cash flows from operating activities for the six months ended June 30, 2017, and such losses might continue for a period of time. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond October 31, 2017 due to the maturity dates of the existing Opus Bank debt facilities. These factors, among others, raise doubt that the Company will be able to continue as a going concern.
Reverse Stock Split
On July 5, 2017, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-25, which became effective on July 11, 2017. All share and per share amounts in the accompanying condensed consolidated financial statements and the notes thereto have been restated for all periods to reflect the reverse stock split.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with GAAP. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated upon consolidation.
Reclassifications
Certain reclassifications have been made to prior periods’ amounts to conform to the current period’s presentation.
Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims; deferred revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; deferred income taxes; and impairment assessments of goodwill, other indefinite-lived intangible assets and long-lived assets. Actual results could differ from these estimates.
Foreign currency translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the condensed consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in a gain of $0.5 million compared to a loss of $0.3 million for the three months ended June 30, 2017 and 2016, respectively. Such transactions resulted in a gain of $0.5 million and $0.3 million for the six months ended June 30, 2017 and 2016, respectively.
Inventories
Inventories are stated at the lower of cost and net realizable value using the first-in-first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the net realizable value.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of six to 25 years for channel partner relationships, three to nine years for developed technology, three to eight years for capitalized development costs, and two to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.

Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to: (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company’s overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset.
Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Revenue from services, such as extended product warranties, are deferred and recognized over the period of the service agreement.
Depending on delivery terms, title and risk of loss transfer to the customer when the product leaves the Company’s dock, or when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
In circumstances where a customer is unable to accept shipment and requests products be delivered to, and stored on, the Company’s premises, revenue is recognized when: (i) the customer has accepted risk of loss and acknowledged passage of title to the goods (ii) the customer has made a fixed commitment to purchase the products, (iii) the customer has requested delayed delivery and storage of the products, (iv) there is an agreed schedule for shipment of products to the customer within a reasonable period of time, (v) the Company has no specific performance obligation such that the earnings process for the products, as a unit of accounting, is not complete, (vi) the goods are segregated from the inventory and not available to fill other orders, (vii) the product is complete, ready for shipment and accepted by the customer, and (viii) all other criteria above for revenue recognition have been met.
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple element arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.

Warranty and Extended Warranty
We record a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. We contract with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and the unvested options remeasured at each reporting date, with changes in fair value recognized in expense in the condensed consolidated statement of operations.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s condensed consolidated financial statements upon adoption.
In July 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815) (“ASU 2017-11”). The update changes the classification of certain equity-linked financial instruments (or embedded features) with down round features. The update also clarifies existing disclosure requirements for equity-classified instruments. The update is effective retrospectively for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. We do not expect the adoption of ASU 2017-11 to have a material effect on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. An entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if applicable. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The same impairment test also applies to any reporting unit with a zero or negative carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2019, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. We do not expect the adoption of ASU 2017-04 to have a material effect on our consolidated financial statements and related disclosures.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). The update addresses eight cash flow classification issues and how they should be reported in the statement of cash flows. The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. We are currently evaluating the effect that ASU 2016-15 will have on our consolidated financial statements and related disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requires disclosing key information about leasing arrangements. The update is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are evaluating any potential impact of the adoption of ASU 2016-02 may have on our consolidated financial statements and related disclosures.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In March, April, May and December 2016, the FASB issued additional guidance related to Topic 606. The new standard will supersede nearly all existing revenue recognition guidance. Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Topic 606 defines a five-step process in order to achieve this core principle, which may require the use of judgment and estimates, and also requires expanded qualitative and quantitative disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and estimates used. The new standard also defines accounting for certain costs related to origination and fulfillment of contracts with customers, including whether such costs should be capitalized. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach where the new standard is applied in the financial statements starting with the year of adoption. Under both approaches, cumulative impact of the adoption is reflected as an adjustment to retained earnings (accumulated deficit) as of the earliest date presented in accordance with the new standard. We plan to adopt the new standard effective January 1, 2018. We have not yet selected a transition method and the impact on our consolidated financial statements and related disclosures as a result of the adoption of ASU 2014-09 has not yet been determined.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 simplifies the accounting for several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company adopted ASU 2016-09 effective January 1, 2017. The impact on our consolidated financial statements and related disclosures was not material.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”). The update requires that for entities that measure inventory using the first-in, first-out method, inventory should be measured at the lower of cost and net realizable value. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company adopted ASU 2015-11 effective January 1, 2017. There was no material impact on our consolidated financial statements and related disclosures.
NOTE 3 — BUSINESS COMBINATION
UCX and HVE Acquisition
On December 30, 2016, the Company acquired 19.9% of the outstanding equity interests of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions, LLC (“HVE”) for the purchase price of $1.5 million. The Company issued 157,894 shares of its common shares in satisfaction of payment. On January 27, 2017, the Company completed its acquisition of all of the remaining outstanding equity interests of UCX and HVE, for $1.1 million in cash and issued 88,235 common shares with an approximate value of $0.3 million. In addition, the Company recognized a $1.1 million loss, included in other expense, as a result of the remeasurement to fair value the equity interest held immediately before the business combination. The valuation was based on the Company’s private placement completed as of January 26, 2017.
UCX and HVE provide information technology consulting services and hardware solutions around cloud computing, data storage and server virtualization to corporate, government, and educational institutions primarily in the southern central United States. By adding UCX’s technologies, professional services and engineering talent, and HVE’s products, engineering and virtualization expertise, the Company intends to expand its virtualization offerings as well as enhance its ability to accelerate the delivery of hybrid cloud solutions to customers. We incurred acquisition related expenses of $34,000 which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the condensed consolidated statements of operations.
A summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of the closing date is as follows (in thousands):

Cash	$49
Accounts receivable	582
Inventory	206
Identifiable intangible assets	1,260
Other assets	45
Total identifiable assets acquired	2,142
Accounts payable and accrued liabilities	(359)
Deferred revenue	(518)
Net identifiable assets acquired	1,265
Goodwill	522
Net assets acquired	$1,787
Goodwill is primarily comprised of a trained an assembled workforce. The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary areas of estimates that were not yet finalized related to the finalization of identifiable intangible assets and goodwill. The goodwill recognized upon acquisition is not deductible for tax purposes.

The results of operations related to this acquisition have been included in our condensed consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because at this time it is impracticable to provide as the information is not available at the level of detail required.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Channel partner relationships	$730	6.0
Customer relationships	380	3.2
Developed technology	150	3.0
Total identified intangible assets	$1,260
NOTE 4 — INVENTORY
The following table summarizes inventories (in thousands):

	June 30, 2017	December 31, 2016
Raw materials	$1,755	$1,697
Work in process	2,619	2,673
Finished goods	5,299	5,632
	$9,673	$10,002

NOTE 5 — INTANGIBLE ASSETS AND GOODWILL
The following table summarizes purchased intangible assets (in thousands):

	June 30, 2017	December 31, 2016
Developed technology	$23,834	$23,685
Channel partner relationships(1)	12,845	11,989
Capitalized development costs(1)	3,046	2,937
Customer relationships(1)	1,609	1,171
	41,334	39,782
Accumulated amortization
Developed technology	(13,306)	(11,234)
Channel partner relationships	(878)	(565)
Capitalized development costs	(1,175)	(958)
Customer relationships	(344)	(207)
	(15,703)	(12,964)
Total finite-lived assets, net	25,631	26,818
Indefinite live intangible assets - trade names	20,910	20,910
Total intangible assets, net	$46,541	$47,728
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $1.4 million and $1.3 million during the three months ended June 30, 2017 and 2016, respectively, and $2.7 million and $2.6 million during the six months ended June 30, 2017 and 2016, respectively. Estimated amortization expense for intangible assets is approximately $2.7 million for the remainder of 2017 and $3.7 million, $2.7 million, $2.6 million, $2.1 million and $2.0 million in fiscal 2018, 2019, 2020, 2021, and 2022, respectively.
Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Balance as of December 31, 2016	$11,068
Goodwill acquired	522
Balance as of June 30, 2017	$11,590

NOTE 6 — DEBT
Convertible Notes - Related Party
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note held by FBC Holdings (an affiliate of Cyrus Capital Partners). In April 2016, the Company modified its convertible note with FBC Holdings, pursuant to which the holder made an additional advance and the principal amount under the convertible note amount was increased to $24.5 million. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8% simple annual interest rate, payable semi-annually. The obligations under the convertible note are secured by substantially all assets of the Company. At June 30, 2017, the Company had $24.3 million outstanding on the convertible note, net of unamortized debt costs of $0.2 million.
The Company has the option to pay accrued and outstanding interest either entirely in cash or common shares. If the Company chooses to pay the interest in common shares, the calculation will be determined by dividing the amount of interest due by current market price of the common shares as defined in the convertible note agreement. In June 2017 and 2016, the Company issued 176,317 and 44,388 common shares, respectively, for payment of accrued interest expense.
The convertible note was originally convertible into common shares at a price equal to $187.50 per share in the case of $10.0 million of the convertible note and $212.50 per share in the case of $9.5 million of the convertible note. In November 2015, the convertible note was modified and the conversion prices of $187.50 per share and $212.50 per share were adjusted to $75.00 per share. In February 2016, in connection with the November 2015 modification and certain specified terms, the Company issued to the holder of the convertible note a warrant to purchase 20,000 common shares of the Company at a price of $112.50.
At the option of the Company, the convertible note is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $112.50 per share), for 10 consecutive trading days on its principal stock exchange that the common shares trade.
The convertible note contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the convertible note, the holder may declare all amounts outstanding to be immediately due and payable. The convertible note specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of June 30, 2017, the Company was not in default of any covenants of the convertible note.
Interest expense, including amortization of debt costs, on the convertible note was $0.5 million for both the three months ended June 30, 2017 and 2016, and $1.1 million and $1.0 million for the six months ended June 30, 2017 and 2016, respectively. At June 30, 2017 and December 31, 2016, there were no accrued liabilities related to interest expense.
Term Loan - Related Party
In September 2016, the Company entered into a $2.5 million term loan agreement with FBC Holdings. The term loan has a maturity date of January 31, 2018 and bears interest at a 20.0% simple annual interest rate, payable monthly in arrears. Monthly payments of principal on the term loan began on January 31, 2017, in 13 equal installments. The Company has the option to pre-pay the outstanding balance of the term loan, plus any accrued interest, at any time.
The obligations of the Company and certain of its subsidiaries (collectively, the “Loan Parties”) under the term loan agreement and related documents are secured by substantially all assets of the Loan Parties.
Interest expense, including amortization of debt costs, on the term loan was $0.1 million and $0.2 million for the three and six months ended June 30, 2017, respectively.

Opus Bank Credit Agreement
In April 2016, the Company entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of up to $10.0 million. In December 2016, the credit facility was reduced to $8.2 million. A portion of the proceeds were used to pay off the Company’s then outstanding credit facilities with FBC Holdings and Silicon Valley Bank. The remainder of the proceeds were used for working capital and general business requirements. The obligations under the term loan and credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s convertible note.
In June 2017, the Company and Opus Bank entered into an Amendment Number Six to Credit Agreement, Amendment Number Two to Amendment Number 1, Waiver and Reaffirmation (“Amendment Number Six”). Under the terms of Amendment Number Six; (i) the maturity date for the revolving and term loan credit facilities were amended to be October 31, 2017; (ii) the interest rates were defined as the higher of prime rate plus 2.75% or 8.25%; and (iii) in the event of a failure by the Company to comply with certain covenants and milestones set forth in Amendment Number Six, all amounts under the Credit Agreement may be accelerated and become immediately payable.
In March 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). As a condition of the Second Amendment, the Company issued to Opus Bank (i) a warrant, exercisable for 15,957 shares at an exercise price of $0.25 per common share as the debt was not repaid by April 17, 2017 and (ii) a warrant, exercisable for 35,242 shares at an exercise price of $0.25 per common share as the debt was not repaid by May 31, 2017.
In December 2016, as a condition of the extension of credit to the Company under the Credit Agreement, the Company issued to Opus Bank a warrant for the purchase of up to 34,483 common shares of the Company at an exercise price of $0.25 per common share. The warrant is immediately exercisable and has a six-year term. The December 2016 warrant replaced the warrant that was previously issued in April 2016.
At June 30, 2017, the interest rate on the term loan and credit facility was 8.25%; the outstanding balance of the term loan was $9.9 million, net of unamortized debt costs of $0.1 million; and the outstanding balance of the credit facility was $8.2 million.
The term loan and credit facility contain customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the term loan, the holder may declare all amounts outstanding to be immediately due and payable. The term loan and credit facility specify a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of June 30, 2017, the Company was in compliance with all covenants of the term loan and credit facility.
Interest expense, including amortization of debt costs, on the Opus facilities was $1.1 million and $0.3 million for the three months ended June 30, 2017 and 2016, respectively, and $2.2 million and $0.3 million for the six months ended June 30, 2017 and 2016, respectively.
NOTE 7 — FAIR VALUE MEASUREMENTS
The authoritative guidance for fair value measurements establishes a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses, credit facility, debt and related party debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the credit facility borrowings approximate their fair value as the interest rate of the credit facility is substantially comparable to rates offered for similar debt instruments. The carrying value of debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability as of December 31, 2016	$200
Additions to warrant liability	2,822
Change in fair value of warrants	(235)
Warrant liability as of June 30, 2017	$2,787
The Company determined the estimated fair value of the warrant liability using a Black-Scholes model using similar assumptions as disclosed in Note 9 - Equity Incentive Plan.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as goodwill, intangible assets and property and equipment are recorded at fair value when an impairment is recognized or at the time acquired in a business combination. As discussed in Note 3 - Business Combination, the Company acquired assets related to the UCX and HVE acquisition and recorded the acquired assets and liabilities, including intangible assets and goodwill at their estimated fair value. The determination of the estimated fair value of such assets required the use of significant unobservable inputs which are considered Level 3 fair value measurements.

NOTE 8 — SHARE CAPITAL
Issued and Outstanding
The Company had the following share capital issuance activity (in thousands):

Shares Issued
Issued for private placements	1,266
Issued for settlement of liabilities	188
Issued on release of restricted stock units	161
Issued for acquisition	88
Shares issued during the period ended June 30, 2017	1,703
Related Party Transactions
In March 2017, the Company entered into a securities purchase agreement with certain investors party thereto, pursuant to which the Company issued to the investors, in the aggregate, 818,181 of the Company’s common shares for gross proceeds of $4.5 million. The securities purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 818,181 common shares. Each warrant has an exercise price of $7.50 per warrant share. MF Ventures, LLC, a related party, participated in the offering by acquiring 181,818 common shares and warrants to purchase 181,818 shares for gross proceeds of $1.0 million.
Between December 30, 2016 and March 16, 2017, the Company completed a private placement and issued a total of 725,599 “Units” at a purchase price of $7.50 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants. The Company received gross proceeds of $5.4 million in connection with the sale of the Units. The first series of warrants is exercisable to purchase 725,599 common shares in the aggregate, and the second series of warrants is exercisable for 725,599 common shares in the aggregate. MF Ventures, LLC participated in the private placements by acquiring 333,333 common shares and warrants to purchase 666,666 common shares. Lynn Factor and Sheldon Inwentash, a married couple and related party to the Company, participated in the private placements by acquiring 213,000 common shares and warrants to purchase 426,000 common shares. An additional 28,000 common shares and warrants to purchase 56,000 common shares were acquired by ThreeD Capital Inc. Mr. Inwentash is the Chief Executive Officer of ThreeD Capital Inc.

At June 30, 2017, the Company had the following outstanding warrants to purchase common shares (in thousands):

Date issued	Contractual life (years)	Exercise price	Number outstanding		Expiration
February 2015	3	$112.50	4		February 20, 2018
March 2015	3	$180.25	4		March 6, 2018
March 2015	3	$125.50	4		March 20, 2018
May 2015	5	$100.00	34		May 31, 2020
October 2015	5	$58.25	16		October 14, 2020
December 2015	3	$38.50	20		December 21, 2018
December 2015	5	$62.50	41		December 15, 2020
December 2015	5	$27.00	60	(1)	December 4, 2020
February 2016	3	$40.50	20		February 26, 2019
March 2016	5	$62.50	1		March 4, 2021
March 2016	5	$30.50	167	(4)	March 25, 2021
November 2016	3	$50.00	1		November 8, 2019
January 2016	3	$51.50	4		November 30, 2018
December 2016	6	$0.25	35		December 30, 2022
January 2017	1	$10.00	676	(4)	January 24, 2018
January 2017	5	$13.75	676	(4)	January 24, 2022
March 2017	1	$10.00	49	(4)	March 16, 2018
March 2017	5	$13.75	49	(4)	March 16, 2022
March 2017	6	$0.25	16		April 18, 2023
March 2017	6	$0.25	35		June 1, 2023
March 2017	5	$7.50	867	(2)	March 24, 2022
			2,779	(3)
_______________

(1)
If the Company or any subsidiary thereof, at any time while this warrant is outstanding, enters into a Variable Rate Transaction (“VRT”) (as defined in the purchase agreement) and the issue price, conversion price or exercise price per share applicable thereto is less than the warrant exercise price then in effect, the exercise price shall be reduced to equal the VRT price.

(2)
If the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than the initial exercise price of $7.50, then the exercise price for these warrants will be reduced to such price, provided that the exercise price will not be reduced to below $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same.

While these warrants are outstanding, if the Company enters into a Fundamental Transaction, defined as a merger, consolidation or similar transaction, the Company or any successor entity will, at the option of each holder, exercisable at any time within 90 days after the consummation of the Fundamental Transaction, purchase the warrant from the holder exercising such option by paying to the holder an amount of cash equal to the Black-Scholes Value of the remaining unexercised portion of such holder’s warrant on the date of the consummation of the Fundamental Transaction.

(3)	Includes 1.6 million of warrants to purchase common shares, in the aggregate, issued to related parties.

(4)	In July 2017, the Company amended and restated the warrant agreements and issued common shares to the holders in exchange for the cancellation of these warrants.

NOTE 9 — EQUITY INCENTIVE PLAN
During the six months ended June 30, 2017, the Company granted awards of restricted stock units of 237,559, which 206,238 were granted outside of the 2015 Performance Incentive Plan. During the six months ended June 30, 2016, the Company granted awards of restricted stock units of 14,078. The restricted stock units were fair valued based on the date of grant. During the six months ended June 30, 2017 and 2016, the Company granted restricted stock awards of 10,891 and 6,352, respectively. During the six months ended June 30, 2017 and 2016, the Company granted awards of stock options of 1,400 and 480, respectively. The stock options were fair valued using the Black-Scholes option pricing model. The restricted stock units and stock options typically vest over a period of approximately 3.0 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Six Months Ended
	June 30,
	2017	2016
Expected volatility	93.0%	93.0%
Risk-free interest rate	1.5%	1.5%
Dividend yield	—	—
Expected term (in years)	4.7	4.7
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Cost of product sales	$83	$100	$167	$191
Sales and marketing	372	729	1,023	1,613
Research and development	340	417	710	892
General and administrative	702	895	1,766	2,007
Total share-based compensation expense	$1,497	$2,141	$3,666	$4,703
As of June 30, 2017, there was total unrecognized estimated compensation cost of approximately $4.2 million expected to be recognized over a weighted average period of one year.

NOTE 10 — NET LOSS PER SHARE
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Three and Six Months Ended
	June 30,
	2017	2016
Common stock purchase warrants	2,779	436
Convertible notes interest	305	172
Convertible notes	327	327
Restricted stock not yet vested or released	205	172
Options outstanding	124	141
NOTE 11 — RELATED PARTY
Professional services of nil and $0.3 million were provided by affiliates of the Company for the three months ended June 30, 2017 and 2016, respectively, and nil and $0.6 million for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017 and December 31, 2016, accounts payable and accrued liabilities included nil and $17,000, respectively, due to related parties.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
Warranty and Extended Warranty
The Company had $0.5 million in deferred costs included in other current and non-current assets related to deferred service revenue at both June 30, 2017 and December 31, 2016. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at December 31, 2016	$1,051	$5,432
Liabilities assumed from acquisition	—	518
Settlements made during the period	(329)	(3,071)
Change in liability for warranties issued during the period(1)	339	3,255
Change in liability for preexisting warranties	(61)	—
Liability at June 30, 2017	$1,000	$6,134

Current liability	$647	$4,787
Non-current liability	353	1,347
Liability at June 30, 2017	$1,000	$6,134
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.

Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at June 30, 2017 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.
Patent Litigation Funding Agreement
In December 2010, Overland entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by Overland. In May 2014, the Special Situations Funds filed a complaint against Overland in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that Overland’s January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore Overland’s refusal to make the payment constitutes a breach of the Funding Agreement by Overland. In November 2014, the Special Situations Funds amended their complaint to allege that Overland breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. The parties have briefed cross-motions for summary judgment and are awaiting a decision from the Court.
Patent Infringement
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. In February 2017, Overland and Safe Storage entered into a settlement agreement, pursuant to which the claim was dismissed.
Other
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. On July 22, 2016, we filed a motion seeking to transfer venue of this action to the United States District Court for the District of Delaware. The Bankruptcy Court granted our motion to transfer venue on August 30, 2016, and the case was formally transferred to the Delaware Court on October 11, 2016. There is currently no hearing set on our motion to dismiss.

NOTE 13 — SUBSEQUENT EVENTS
Private Placement
In August 2017, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company has agreed to issue (i) 600,000 common shares, of which 395,000 common shares are to be issued to related parties, and (ii) warrants for the purchase of up to 600,000 common shares, of which 395,000 warrants are to be issued to related parties, in a private placement in exchange for a cash payment of $3.0 million. The purchase price of the common shares is $5.00 per common share, and the exercise price of the warrants is $5.25 per warrant share. The warrants are subject to certain anti-dilution adjustments. The Company entered into a registration rights agreement with the investors, pursuant to which the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the common shares and the warrant shares.
Reverse Stock Split
On July 5, 2017, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-25, which became effective on July 11, 2017. All share and per share amounts in the accompanying condensed consolidated financial statements and the notes thereto have been restated for all periods to reflect the reverse stock split.
Amended and Restated Warrants
On July 11, 2017, the Company entered into amended and restated warrant agreements with certain holders of warrants previously issued in March 2016 (the “Amended March 2016 Warrant”) and between December 2016 and March 2017 (the “Amended March 2017 Warrants” and together with the Amended March 2016 Warrant, the “Amended and Restated Warrants”). Pursuant to the amended and restated warrant agreements, the Company issued an aggregate of 1,617,917 common shares, of which 1,315,385 common shares were issued to related parties, in exchange for the cancellation of such warrants. Immediately after the exchange, the amended and restated warrant agreements became null and void.
Equity Incentive Plan
On July 10, 2017, the Company granted restricted stock units and stock options of 294,000 and 85,000, respectively, to certain employees. The restricted stock units and stock options vest over a one-year period.